SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

=

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer 33.042.730/0001-04 NIRE 35-3.0039609.0

Companhia Siderúrgica Nacional (“Company” or “CSN”) (B3: CSNA3; NYSE: SID) hereby informs its shareholders and the market in general that the members of our board of directors and board of executive officers are:

Name	Position	First Elected on	Last Elected on
Board of Directors
Benjamin Steinbruch	Chairman	April 23, 1993	April 30, 2025
Fabiam Franklin	Member	April 28, 2016	April 30, 2025
Yoshiaki Nakano	Member	April 29, 2004	April 30, 2025
Antonio Bernardo Vieira Maia	Member	April 30, 2013	April 30, 2025
Miguel Ethel Sobrinho	Member	April 26, 2019	April 30, 2025
Board of Executive Officers
Fabio Schvartsman	Chief Executive Officer	September 3, 2026	December 9, 2025
Antonio Marco Campos Rabello	Chief Financial and Investor Relations Officer	March 18, 2024	December 9, 2025
Luis Fernando Barbosa Martinez	Commercial Executive Officer	August 2, 2011	December 9, 2025
David Moise Salama	Insurance and Credit Executive Officer	August 2, 2011	December 9, 2025
Rogério Bautista da Nova Moreira	Executive Legal Officer	March 18, 2024	December 9, 2025
Enéas Garcia Diniz	Executive Officer	August 13, 2024	December 9, 2025
Tufi Daher Filho	Executive Officer of Infrastructure, Logistics and Operational Performance	December 9, 2025	December 9, 2025
Augusto César Ferreira Lara	Executive Officer of Steel Production	December 9, 2025	December 9, 2025

Board of Directors

Following is a brief biography of the members of our board of directors:

Benjamin Steinbruch

Mr. Steinbruch has served as Chairman of the Board of Directors of the Company since September 2, 2026, and has been a member of the Company's Board of Directors since April 23, 1993. Prior to assuming his current position, he served as Chief Executive Officer of the Company from April 30, 2002 to September 2, 2026. He is also Chairman of the Board of Directors of CSN Mineração S.A., Companhia Estadual de Geração de Energia Elétrica – CEEE-G, Estrela Comércio e Participações S.A., FJX Transportes S.A., Lokamig Rent a Car S.A., N.Minas Transportes e Locações Ltda., Saratoga Transportes Ltda., Seminovos Lokamig Ltda., Tora Locações S.A., Tora Logística Armazéns e Terminais Multimodais S.A., Tora Recintos Alfandegados S.A., Tora Seminovos Comércio de Veículos Ltda., and Tora Transportes Ltda. (all CSN subsidiaries), as well as Chairman of the Deliberative Council of Fundação CSN. He also serves as Chairman of the Board of Directors of Textília S.A., Fibra Cia. Securitizadora de Créditos Imobiliários, Banco Fibra S.A., Elizabeth S.A. – Indústria Têxtil, and Vicunha Steel S.A., and is Vice Chairman of the Board of Vicunha Aços S.A., Director of Rio Purus Participações S.A. and Rio Iaco Participações S.A., and manager of Fazenda Alvorada de Bragança Agro-Pastoril Ltda. (all of which are part of CSN’s controlling group). He is also a member of the Board of Directors of the Jockey Club de São Paulo and the Administrative Council of the Portuguese Chamber of Commerce. In the past five years, he served as First Vice President of FIESP, member of FIESP’s Strategic Superior Council, Board Member of the Roberto Simonsen Institute, member of the Economic and Social Development Council, and member of the Interinstitutional Advisory Council (CCI) of the São Paulo Court of Justice. He holds a degree in Business Administration from Fundação Getúlio Vargas – SP and a postgraduate degree in Marketing and Finance from Fundação Getúlio Vargas – SP.

Antonio Bernardo Vieira Maia

Mr. Maia has served as an independent member of the Company’s Board of Directors since April 30, 2013, and as a member of the Audit Committee since August 8, 2013, having served as Chairman of the Audit Committee from May 6, 2014, to October 30, 2017. He was also a member of the Company’s Financial Committee from October 7, 2014, to December 31, 2016. He has served as CEO of BRG Capital Ltda. since July 2005. Previously, he served on the Boards of Directors of Transnordestina Logística S.A. (jointly controlled by CSN), FTL – Ferrovia Transnordestina Logística S.A., and CSN Mineração S.A. (controlled by CSN), and was an executive at Credit Suisse / Banco Garantia de Investimentos S.A. from April 1995 to May 2005. He began his career as a trainee at Citibank Brazil in 1982 and later moved to Citibank New York in 1986, working as an Institutional Investment Analyst for Citigroup’s Latin American operations until becoming a Director at Citibank New York. He was an associate at Banco Bozano Simonsen de Investimentos from August 1979 to December 1981 and a board member of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He holds a degree in Business and Public Administration from Fundação Getúlio Vargas. He qualifies as an independent member based on the following criteria.

Fabiam Franklin

Mr. Franklin has served as a member of the Company’s Board of Directors since April 28, 2016. He is also Chairman of the Advisory Board of the CSN Invest Equity Investment Fund since April 4, 2016, and has held the position of Metallurgy Officer at the Company since May 2021. Previously, he served as General Production Manager at the Company, with experience in the areas of Reduction Metallurgy, Steel Metallurgy, and Tinplate. He also served as a Board Member of ABM (Brazilian Association of Metallurgy, Materials and Mining) from 2015 to 2017, and coordinated CSN’s Financial Education Program from 2008 to 2017. He holds a degree in Metallurgical Engineering from Universidade Federal Fluminense (UFF/RJ), with a specialization in Reduction Metallurgy from McMaster University in Ontario, Canada, an MBA in Business Management from Fundação Dom Cabral – Belo Horizonte/MG, and a Master’s degree in Economics from IBMEC/RJ.

Miguel Ethel Sobrinho

Mr. Sobrinho has served as an independent member of the Company’s Board of Directors since April 26, 2019, and as a member of the Audit Committee since May 3, 2019. He also serves as an independent member of the Board of Directors of CSN Mineração S.A. (a CSN-controlled company). He is a Director and shareholder of Participa – Empreendimentos Imobiliários e Participações Ltda., acting as an entrepreneur and developer in shopping center ventures, hydro and gas energy projects, and fast-food networks. He holds a degree in Production Engineering from Escola Politécnica of Universidade de São Paulo and a master’s degree in business administration (MBA) from the School of Economics and Administration at Universidade de São Paulo. He has also taught Investment and Project Analysis at the same institution and is a founding member of the Board of Trustees of Fundação Instituto de Administração at Universidade de São Paulo. He qualifies as an independent member based on the following criteria: (i) no ties to the Company; (ii) no close family or significant personal relationships with shareholders, directors, or officers of the Company; (iii) not currently and has not in the past three (3) years served as an officer or employee of the Company, significant shareholders or controllers, or any independent auditor of the Company; (iv) not an officer or employee of a nonprofit organization that receives significant financial resources from the Company or its related parties; (v) does not currently and has not, directly or as a partner, shareholder, board member, or director, worked with a relevant commercial partner of the Company; and (vi) does not receive compensation from the Company other than for serving as a Board member and Audit Committee member.

Yoshiaki Nakano

Mr. Nakano has served as an independent member of the Company’s Board of Directors since April 29, 2004, and as a member of the Audit Committee since June 24, 2005, currently serving as Chairman of the Audit Committee since October 30, 2017. He is also a Board Member of Transnordestina Logística S.A. (jointly controlled by CSN), an independent member of the Board of Directors and coordinator of the Audit Committee of CSN Mineração S.A. (a CSN-controlled company). In addition, he is a Senior Professor at the São Paulo School of Economics at Fundação Getulio Vargas. Previously, he served as Director of the São Paulo School of Economics at Fundação Getulio Vargas from 2003 to 2023, Special Secretary for Economic Affairs at the Ministry of Finance, and Secretary of Finance for the State of São Paulo. He holds a degree in Business Administration from Fundação Getulio Vargas and a Master’s and Ph.D. from Cornell University, United States. He qualifies as an independent member based on the following criteria: (i) no ties to the Company; (ii) no close family or significant personal relationships with shareholders, directors, or officers of the Company; (iii) not currently and has not in the past three (3) years served as an officer or employee of the Company, significant shareholders or controllers, or any independent auditor of the Company; (iv) not an officer or employee of a nonprofit organization that receives significant financial resources from the Company or its related parties; (v) does not currently and has not, directly or as a partner, shareholder, board member, or director, worked with a relevant commercial partner of the Company; and (vi) does not receive compensation from the Company other than for serving as a Board member and Audit Committee member.

Board of Executive Officers

Following is a brief biography of the members of our board of executive offers:

Fabio Schvartsman

Mr. Schvartsman has served as Chief Executive Officer of the Company since September 3, 2026. He currently also serves as a member of the Boards of Directors of Vibra Energia S.A. since April 2022 and OceanPact Serviços Marítimos S.A. since April 2022. Previously, he served as Chief Executive Officer of Vale S.A. from May 2017 to February 2019, Chief Executive Officer of Klabin S.A. from February 2011 to April 2017, President of San Antonio Internacional from April 2008 to April 2010, and President of Telemar Participações S.A. from April 2007 to February 2008. He holds postgraduate degrees in Business Administration from EAESP/FGV (São Paulo School of Business Administration of the Getulio Vargas Foundation, 1979) and in Production Engineering from Poli/USP (Polytechnic School of the University of São Paulo, 1977).

Antonio Marco Campos Rabello

Mr. Rabello has held the position of Chief Financial Officer since March 18, 2024, responsible for the treasury, controllership, tax, and accounting departments, and also serving as Investor Relations Officer. He is also Administrative-Financial Officer of Equibras S.A. and a permanent member of the Deliberative Council of the CSN Employees’ Beneficent Fund (CBS). Previously, he served as CFO and Investor Relations Officer at Unipar from 2022 to 2024, and as CFO at Novonor (2018–2022), Odebrecht Engenharia e Construção (2013–2018), Novonor Energia (2011–2013), and Ocyan (2008–2011). He also worked at Braskem as Manager and Director of Controllership (2003–2008). He holds a degree in Business Administration from Universidade de Salvador and an MBA in Business and Finance from Fundação Getúlio Vargas - FGV.

Luis Fernando Barbosa Martinez

Mr. Martinez was elected as an Executive Officer since August 2, 2011, currently responsible for commercial and logistics operations in the steel, cement, and special sales segments. With CSN since 2002, he also serves on the boards of MRS Logística, Transnordestina, and other CSN subsidiaries. Prior to CSN, he held several commercial leadership roles at Alcan Alumínio do Brasil S.A. and in industry associations. He holds a degree in Metallurgical Engineering from IMT, a postgraduate degree in Industrial Administration from USP, and completed executive training at Alcan in Canada. He was awarded the Barão de Mauá Prize (2016) and is a certified board member by Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa), or the IBGC.

David Moise Salama

Mr. Salama was elected as an Executive Officer since August 2, 2011, currently responsible for insurance and credit areas. He has been with CSN since 2006, previously serving as Executive Officer for Investor Relations. He is CEO of Companhia Florestal do Brasil, Director of CEEE-G, Chairman of the Board of CBSI, Vice-Chairman of the Board of Itá Energética S.A., and participates in the management of various CSN subsidiaries such as Lusosider, Gramperfil, and others. He is also an alternate member of the Board of Directors of FTL and Transnordestina Logística S.A., and a member of the Board of Companhia Energética Chapecó S.A. His previous experience includes financial leadership roles at Tecnisa, Birmann, and Goldfarb, as well as Unilever and PwC. He holds a degree in Accounting from FEA-USP, an MBA in Finance from FEA-USP, and executive education from the University of Oxford and Harvard Law School.

Rogério Bautista da Nova Moreira

Mr. Moreira has held the position of Executive Legal Officer since March 18, 2024, and member of the Deliberative Council of the CSN Employees’ Beneficent Fund (CBS). Previously, he served as Legal and Governance Director at Odebrecht Engenharia e Construção, Novonor, and OR Empreendimentos. He also worked as Legal Director at Odebrecht Energia and Braskem, with over five years of board experience at OEC, Odebrecht Transport, Ocyan, OR Participações, Braskem, and other companies. He holds a Law degree from Universidade Católica de Salvador, with a postgraduate degree and a Master’s in Tax Law from PUC-SP, and an MBA in Business Management from Fundação Getúlio Vargas - FGV.

Enéas Garcia Diniz

Mr. Diniz has held the position of Executive Officer without specific designation since August 2024. Previously, he was Executive Officer at CSN from June 21, 2005, to July 31, 2016, responsible for steel and cement production, energy, ports, mining, and environmental areas. He has held multiple leadership and advisory positions within CSN and its subsidiaries. He holds a degree in Mechanical Engineering from PUC-RJ, an MBA in Industrial Strategy and Business Management from UFF-RJ, and an executive MBA from Fundação Dom Cabral.

Tufi Daher Filho

Mr. Filho has held the position of Executive Director of Infrastructure, Logistics and Operational Performance at the Company on December 9, 2025. Since February 1, 2022, he has also held the position of Chief Executive Officer of Transnordestina Logística S.A. (jointly controlled by CSN), and since May 21, 2024, he has held the position of Chief Executive Officer of FTL – Ferrovia Transnordestina Logística S.A. He previously served as a standing member of the Fiscal Council and as Coordinator of the Audit Committee of CSN Mineração S.A., as well as an effective member and Chairman of the Fiscal Council of Grupo Assaí and Grupo Pão de Açúcar – GPA. Additionally, he was a member of the Deliberative Council of APAFASS (Associação dos Participantes e Assistidos da Fundação Atlântico de Seguridade Social). He is a partner in TDF Consultoria Empresarial Ltda. and THE Empreendimentos e Construtora Ltda. He is also the owner of Loungerie, Osklen, and Richards brand franchises in Uberlândia, Minas Gerais. He previously served as advisor to Companhia Paulista de Trens Metropolitanos (CPTM), technical advisor to Hidrovias do Brasil S.A., advisor to the National Association of Railway Transporters (ANTF), chairman of the board of directors of MRS Logística S.A., executive director of operations for the Telemar/Oi Group, director of southeast operations for the Telemar/Oi Group, and superintendent director of Telemar/Oi in the states of Amazonas, Pernambuco, and Piauí. On September 15, 2025, Mr. Tufi received the title of Cidadão Cearense in a solemn session of the State of Ceará’s Legislative Assembly. He has a degree in Civil Engineering from the Universidade Católica de Minas Gerais and participated in a professional course on transportation planning taught by the Japan International Cooperation Agency. He also holds an MBA in Business from the Fundação Dom Cabral and participated in the Advanced Management Program in partnership with INSEAD in France.

Augusto César Ferreira Lara

Mr. Lara has held the position of Executive Director of Steel Production at the Company since December 9, 2025. Previously, he built a solid executive career at Villares Metals S.A., part of the voestalpine Group, where he worked for almost 25 years, progressing from Trainee Engineer to Executive Director of Operations and member of the Executive Board. Throughout his career, he has held positions in various areas of Villares Metals S.A., such as Industrial Operations, Research, Development and Engineering, Integrated Planning and Integrated Management Systems, Marketing and Sales, in addition to having served as Head of Operations for Aços Böhler-Uddeholm do Brasil and Villares Metals International in the Netherlands, which also belong to the voestalpine Group. Mr. Lara holds a degree in Metallurgical Engineering from the Universidade Federal de Minas Gerais – UFMG, with a specialization from the Universidade Federal de São Carlos – UFSCar and an Executive MBA from Fundação Dom Cabral.

São Paulo, September 14, 2026.

Antonio Marco Campos Rabello Chief Financial Officer and Investor Relations Executive Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 14, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Fabio Schvartsman
Fabio Schvartsman Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.